SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF October 2002

                              ---------------------


                         IXOS SOFTWARE Stock Corporation
                 (Translation of registrant's name into English)

                              ---------------------

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_ Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.

                                   Yes__ No_x_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

IXOS SOFTWARE AG REPORTS FIRST QUARTER RESULTS

IXOS: Sales revenue jumps by 19% in Q1 2002/2003
Forecast for fiscal 2002/2003 confirmed


Grasbrunn / Munich, Oct. 30, 2002 - IXOS SOFTWARE AG has met its sales revenue target in Q1 of fiscal 2002/2003 (Sept. 30) with a consolidated growth in sales revenue of 19% to EUR 26.0 million (previous year: EUR 21.9 million). Growth drivers for the specialist supplier of document management solutions were license and maintenance businesses. License business increased by 53% to EUR 9.4 million (previous year: EUR 6.1 million). Maintenance revenue rose by 23% to EUR
9.4 million (previous year: EUR 7.6 million).

Despite the weak earnings situation in the summer quarter, which is typical for IXOS and its competitors, IXOS' business developed positively. The operating loss (EBIT) planned for Q1 decreased by 7% to EUR 2.1 million (previous year:
EUR 2.3 million). Earnings after tax increased by 16% to - EUR 2.2 million ( - EUR 2.6 million), corresponding to a loss for the quarter of - EUR 0.11 per share ( - EUR 0.13).

The software group has confirmed its forecasts for fiscal 2002/2003. In September, IXOS announced expected growth for the current fiscal year of around 10% in sales revenue and income from operations (EBIT).

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Months Ended September, 2001 and 2002

(in thousands, except share and per share data)



                                       Three      Three      Three
                                       Months     Months     Months
                                       ended      ended      ended
                                     September  September  September
                                      30, 2001   30, 2002   30, 2002
                                       (euro)     (euro)       $*
                                     ---------------------------------
                                     (unaudited)(unaudited)(unaudited)

Revenues:
   Software licences                      6,132      9,383      9,270
   Services                               8,115      7,309      7,221
   Maintenance                            7,624      9,354      9,241
                                     ---------------------------------
        Total revenues                   21,871     26,046     25,732
                                     ---------------------------------


Cost of revenues:
   Software licences                       (449)      (421)      (416)
   Services                              (5,365)    (5,745)    (5,675)
   Maintenance                           (2,398)    (2,375)    (2,347)
                                     ---------------------------------
        Total cost of revenues           (8,212)    (8,541)    (8,438)
                                     ---------------------------------
        Gross profit                     13,659     17,505     17,294
                                     ---------------------------------

Operating income (expenses):
   Sales and marketing                   (9,903)   (12,433)   (12,283)
   Research and development              (3,428)    (4,217)    (4,166)
   General and administrative            (2,632)    (3,006)    (2,970)
   Other operating income                 1,532      1,554      1,536
   Other operating expenses              (1,530)    (1,549)    (1,531)
                                     ---------------------------------
        Total operating expenses        (15,961)   (19,651)   (19,414)
                                     ---------------------------------

Income (loss) from operations            (2,302)    (2,146)    (2,120)

Other income (expense):
   Interest income                          235        190        188
   Interest expense                          (6)        (2)        (2)
   Foreign currency exchange, net          (487)      (258)      (256)
                                     ---------------------------------
        Total other income (expenses)      (258)       (70)       (70)
                                     ---------------------------------

Income before income taxes               (2,560)    (2,216)    (2,190)

Provisions for income taxes                 (72)        17         17

Net income                               (2,632)    (2,199)    (2,173)
                                     =================================


Net income per share:
   Basic                                  (0.13)     (0.11)     (0.11)
   Diluted                                (0.13)     (0.11)     (0.11)

Weighed average shares outstanding:
   Basic                             19,697,661 20,120,994 20,120,994
   Diluted                           19,762,133 20,170,104 20,170,104
-------------------------------------
* The amounts indicated as of September 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,9879 to Euro 1,00, the noon buying rate on September 30, 2002.

IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEETS

June 30, 2002 and September 30, 2002

(in thousands)


                                        June 30, September 30, September 30,
                                          2002        2002        2002
                                         (euro)     (euro)        $*
                                       -------------------------------
                                       (audited)(unaudited)(unaudited)

ASSETS
Current assets:
     Cash and cash equivalents           34,320     43,651     43,123
     Accounts receivable, net            45,202     37,039     36,591
     Prepaid expenses and other           6,113      6,910      6,827
                                       -------------------------------
Total current assets                     85,635     87,600     86,541


Property and equipment, net               9,717      9,314      9,201
Intangible assets                         3,510      3,269      3,229
Goodwill, net                               400        400        395
                                       -------------------------------
                                         13,627     12,983     12,825
                                       -------------------------------
Total assets                             99,262    100,583     99,366
                                       ===============================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                    11,069      5,819      5,748
     Accrued liabilities                 10,614      6,836      6,753
     Customer advances and unearned
      revenues                           11,679     13,858     13,691
     Income taxes payable                   452        147        145
     Deferred income taxes                1,036        962        950
     Current portion of obligations under
      capital leases                        131         98         97
                                       -------------------------------
Total current liabilities                34,981     27,720     27,384
                                       -------------------------------

Accrued pension liability                 1,680      1,680      1,660
                                       -------------------------------
                                          1,680      1,680      1,660
                                       -------------------------------

Shareholders' equity:
     Common stock                        20,303     22,103     21,836
     Additional paid-in-capital          44,506     53,286     52,641
     Treasury Stock                        (241)      (241)      (238)
     Retained earnings (deficit)           (953)    (3,152)    (3,114)
     Cumulative currency translation
      adjustment                         (1,014)      (813)      (803)
                                       -------------------------------
Total shareholders' equity               62,601     71,183     70,322
                                       -------------------------------

Total liabilities and shareholders'
 equity                                  99,262    100,583     99,366
                                       ===============================

* The amounts indicated as of September 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,9879 to Euro 1,00, the noon buying rate on September 30, 2002.

IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended September, 2001 and 2002

(in thousands)

                                        Three       Three      Three
                                        Months      Months     Months
                                        ended       ended      ended
                                      September   September  September
                                       30, 2001    30, 2002   30, 2002
                                        (euro)      (euro)       $*
                                     ---------------------------------
                                     (unaudited)(unaudited)(unaudited)

Cash flows from operating activities:
Net income                               (2,632)    (2,199)    (2,173)
Adjustments to reconcile net income (loss)  to
 net
cash provided by operating
 activities:
    Depreciation and armortization          823      1,089      1,076
    Loss from disposals of fixed
     assets                                  73         27         27
    Deferred income taxes                              (74)       (73)
    Accrued pension liabilities              20          0          0
Changes in operating assets and
 liabilities:
    Accounts receivable                  10,443      8,163      8,064
    Prepaid expenses and other
     current assets                        (251)      (797)      (787)
    Accounts payable                     (1,859)    (5,250)    (5,187)
    Accrued liabilities                  (5,117)    (3,778)    (3,732)
    Customer advances, unearned
     revenues and other**                (3,883)     2,179      2,153
    Income taxes payable                   (712)      (305)      (301)
                                     ---------------------------------
Net cash provided by operating
 activities                              (3,095)      (945)      (933)
                                     ---------------------------------

Cash flows from investing activities:
    Purchase of property, equipment
     and other                              363       (472)      (466)
                                     ---------------------------------
Net cash used in investing activities       363       (472)      (466)
                                     ---------------------------------

Cash flows from financing activities:
    Repayments of long-term debt            (36)         0          0
    Repayments of capital lease
     obligations                            (72)       (33)       (33)
    Capital contribution                            10,580     10,452
    Treasury Stock                         (241)         0          0
                                     ---------------------------------
Net cash provided by financing
 activities                                (349)    10,547     10,419
                                     ---------------------------------

Net increase (decrease) in cash and
 cash equivalents                        (3,081)     9,130      9,020
Cumulative currency translation
 adjustment**                              (907)       201        198
Cash and cash equivalents - beginning
    of period                            30,012     34,320     33,905
                                     ---------------------------------
Cash and cash equivalents - end
    of period                            26,024     43,651     43,123
                                     =================================


Supplemental data:
    Cash paid during the period:
                             Income
                              taxes          24        194        192
                             Interest         2          1          1
-------------------------------------

* The amounts indicated as of September 30, 2002 have been translated solely for the convenience of the reader at an exchange rate of US$ 0,9879 to Euro 1,00, the noon buying rate on September 30, 2002.

** Reclassified from Customer advances, unearned revenues and other to cumulative currency translation adjustment

Stock Options and Stocks held by the Members of the IXOS SOFTWARE AG Supervisory Board and the Executive Board as of September 30th, 2002 for the 1st quarter


Supervisory  September 30,                     June 30,
 Board           2002                            2002
Name        Stocks/Numbers  Options/Numbers Stocks/Numbers  Options/Numbers
----------------------------------------------------------------------
Eberhard
 Farber *         569,050              -     1,569,050              -
----------------------------------------------------------------------
Richard Roy            90              -            90              -
----------------------------------------------------------------------
Hansjorg
 Staehle              100              -           100              -
----------------------------------------------------------------------
Manfred
 Heiss                650          7,450           650          7,450
----------------------------------------------------------------------
Claudia
 Bottcher             620          3,070           620          3,070
----------------------------------------------------------------------
Christopher
 Schonberger            -              -             -              -
----------------------------------------------------------------------
Total             570,510         10,520     1,570,510         10,520
======================================================================

* Sell of 1.000.000 shares to General Atlantic Partners as of September 27, 2002


Executive   September 30,                       June 30,
 Board           2002                             2002
Name        Stocks/Numbers  Options/Numbers Stocks/Numbers   Options/Numbers
----------------------------------------------------------------------
Robert Hoog             -        100,000             -        100,000
----------------------------------------------------------------------
Peter Rau               -         50,000             -         50,000
----------------------------------------------------------------------
Hartmut
 Schaper                -         50,000             -         50,000
----------------------------------------------------------------------
Richard
 Gailer                 -         50,000             -              -
----------------------------------------------------------------------
Total                   0        250,000             0        200,000
======================================================================

                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           Date:   Oct 30, 2002



                                           IXOS SOFWARE AKTIENGESELLSCHAFT


                                     By___________________________________
                                               Robert Hoog
                                               Chief Executive Officer

                                        and


                                     By___________________________________
                                                Peter Rau
                                                Executive Board Member